BB 3/1

SE[...]MISSION

10027501

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52501

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nelnet Capital, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 South 13th Street
(No. and Street)

Lincoln (City) Nebraska (State) 68508 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Melcher 402-323-1194 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

233 South 13th Street, Suite 1600, Lincoln, Nebraska 68508
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/4

OATH OR AFFIRMATION

I, Chad B. Melcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nelnet Capital, L.L.C., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP & Managing Director
Title

Notary Public

GENERAL NOTARY-State of Nebraska
MEGAN K. HILL
My Comm. Exp. March 25, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 1501
Two Central Park Plaza
Omaha, NE 68102

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Independent Auditors' Report

The Board of Directors
Nelnet Capital, L.L.C. and subsidiary:

We have audited the accompanying consolidated statements of financial condition of Nelnet Capital, L.L.C. and subsidiary (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, member's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial condition of Nelnet Capital, L.L.C. and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

Lincoln, Nebraska
February 24, 2010

NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2009 and 2008

Assets		2009	2008
Cash and cash equivalents	$	2,679,989	2,691,225
Cash and cash equivalents – held at related party		6,745,825	6,563,706
Total cash and cash equivalents		9,425,814	9,254,931
Restricted cash		103,808	103,808
Accounts receivable, net of allowance for doubtful accounts of $32,587 in 2009 and $69,203 in 2008		582,550	538,997
Furniture and equipment, less accumulated depreciation of $7,115 in 2009 and $5,358 in 2008		7,740	9,497
Investment securities – held-to-maturity		600,000	600,000
Prepaid expenses and other assets		28,234	25,259
Total assets	$	10,748,146	10,532,492
Liabilities and Member's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	602,715	371,495
Member's equity:			
Contributed capital		550,000	550,000
Retained earnings		9,595,431	9,610,997
Total member's equity		10,145,431	10,160,997
Total liabilities and member's equity	$	10,748,146	10,532,492

See accompanying notes to consolidated financial statements.

NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Statements of Operations

Years ended December 31, 2009 and 2008

		2009	2008
Revenues:			
Commissions, net of commissions incurred of $2,039,496 in 2009 and $2,166,804 in 2008	$	577,213	617,561
Placement fee income		136,815	686,731
Investment advisory fees		—	125,355
Interest income		89,137	216,035
Realized (loss) gain on investments		(26,968)	248,487
Other revenue		604	2,667
Total revenues		776,801	1,896,836
Expenses:			
Employee compensation and benefits		400,749	782,957
General and administration		351,968	483,934
Professional services		5,184	75,734
Consulting fees		39,300	40,290
Bad debt (recovery) expense		(36,616)	69,203
Licenses and registration		22,995	31,322
Communications, occupancy, and data processing		8,787	12,387
Total expenses		792,367	1,495,827
Net (loss) income	$	(15,566)	401,009

See accompanying notes to consolidated financial statements.

NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Statements of Member's Equity

Years ended December 31, 2009 and 2008

		Contributed capital	Retained earnings	Member's equity
Balance at December 31, 2007	$	550,000	9,209,988	9,759,988
Net income		—	401,009	401,009
Balance at December 31, 2008		550,000	9,610,997	10,160,997
Net loss		—	(15,566)	(15,566)
Balance at December 31, 2009	$	550,000	9,595,431	10,145,431

See accompanying notes to consolidated financial statements.

NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2009 and 2008

		2009	2008
Cash flows from operating activities:			
Net (loss) income	$	(15,566)	401,009
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Depreciation		1,757	1,732
Bad debt (recovery) expense		(36,616)	69,203
Loss (gain) on sale of available-for-sale securities		26,968	(248,487)
(Increase) decrease in operating assets:			
Prepaid expenses and other assets		(2,975)	8,650
Accounts receivable		(6,937)	(170,588)
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses		231,220	(122,207)
Net cash provided by (used in) operating activities		197,851	(60,688)
Cash flows from investing activities:			
Purchase of held-to-maturity securities		—	(600,000)
Proceeds from sales of available-for-sale securities		555,914	7,118,131
Purchases of available-for-sale securities		(582,882)	(6,869,644)
Payments for purchase of furniture and equipment		—	(10,579)
Net cash used in investing activities		(26,968)	(362,092)
Net increase (decrease) in cash and cash equivalents		170,883	(422,780)
Cash and cash equivalents at beginning of year		9,254,931	9,677,711
Cash and cash equivalents at end of year	$	9,425,814	9,254,931

See accompanying notes to consolidated financial statements.

(1) Organization and Nature of Business

Nelnet Capital, L.L.C. and subsidiary (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The registration is necessary for the Company to conduct its investment brokerage activities. The Company holds no customer accounts. Nelnet Capital, L.L.C. is a wholly owned subsidiary of Nelnet, Inc.

(2) Summary of Significant Accounting Policies

(a) *Principles of Consolidation*

Included in the consolidated financial statements is Shockley Financial Corp. (SFC), a wholly owned subsidiary of the Company. All intercompany balances and transactions have been eliminated in consolidation. Certain amounts previously reported have been reclassified to conform to current period presentation.

SFC is not included in the Company's focus report.

(b) *Use of Estimates*

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and other disclosures. Actual results could differ from those estimates.

(c) *Subsequent Events*

Management has evaluated subsequent events, and the impact on the reported results and disclosures through February 24, 2010, which is the date these financial statements were available to be issued.

(d) *Cash and Cash Equivalents*

For purposes of the consolidated statements of cash flows, the Company considers all investments with maturities when purchased of three months or less to be cash equivalents.

(e) *Restricted Cash*

The Company's restricted cash is held in a federally insured brokerage account subject to use restrictions and consists of money market funds.

(f) *Accounts Receivable*

Accounts receivable are presented at their net realizable values, which includes allowances for doubtful accounts. Allowance estimates are based upon individual customer experience and likelihood of collection.

(g) *Furniture and Equipment*

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the assets.

(h) *Investment Securities*

Investment securities classified as held-to-maturity are those securities, which the Company has the ability and intent to hold to maturity, regardless of changes in market condition, liquidity needs, or changes in general economic conditions. These securities are stated at cost and adjusted for amortization of premiums and accretion of discounts, if any. At December 31, 2009 and 2008, the Company had one asset-backed security that matures in 2032 with an amortized cost of $600,000. As of December 31, 2009, the fair value of this security approximated its carrying value.

Investment securities classified as available-for-sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including movements in interest rates, liquidity needs, regulatory capital considerations, and other similar factors. Realized gains and losses from sales of investment securities are computed under the specific-identification method and are included in income. Proceeds from sales of investment securities classified as available-for-sale during 2009 and 2008 were $555,914 and $7,118,131, respectively, resulting in a net realized loss of $26,968 and a net realized gain of $248,487, respectively. As of December 31, 2009 and 2008, the Company did not own securities that were classified as available-for-sale.

(i) *Revenue Recognition*

- *Commissions* – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.
- *Placement Fee Income* – Placement fee income is earned by investing bond and note proceeds on behalf of the issuer of the bonds or notes. Placement fee income is recognized at the time the bond and note proceeds are invested and the income is determinable.
- *Investment Advisory Fees* – Investment advisory fees are recognized as earned over the term of the contract.

(j) *Income Taxes*

In accordance with the limited liability company filing status, all income of the Company is taxable at the members' level. Due to the Company being a 100% subsidiary of Nelnet, Inc., it is considered a disregarded entity for income tax purposes and its taxable income will be reported by Nelnet, Inc.

If the Company were a C corporation and required to record income taxes, the impact would have been an income tax benefit of $5,759 for the year ended December 31, 2009 and income tax expense of $144,363 for the year ended December 31, 2008.

SFC is a C corporation and is subject to tax liability at the corporate level. SFC is a member of the Nelnet, Inc. and subsidiaries consolidated income tax group. There are currently no deferred income tax items related to this entity.

The Company recognizes and measures its recognized tax benefits as required by the Income Taxes Topic of the Financial Accounting Standards Board (FASB) *Accounting Standards Codification*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information

available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company records interest and penalties related to unrecognized tax benefits in its provision for income taxes.

(3) Related-Party Transactions

Substantially all noninterest income is derived from transactions with parties related through common ownership. During 2009 and 2008, the Company paid related parties approximately $36,000 each year for payroll costs. Miscellaneous fees and commissions paid to related parties approximated $173,000 and $210,000 in 2009 and 2008, respectively. Additionally, during 2009 and 2008, the Company was allocated expenses from its parent for certain general and administrative expenses totaling $76,000 and $163,000, respectively. The Company had a receivable from related parties of approximately $0 and $1,400 and a payable to related parties of approximately $171,000 and $136,000 at December 31, 2009 and 2008, respectively.

As of December 31, 2009 and 2008, the Company had approximately $6,746,000 and $6,564,000, respectively, in cash held at a related-party financial institution.

(4) Regulatory Matters

(a) Focus Report

The Company's member's equity, as reported in the consolidated financial statements, is equal to that reported in the schedule accompanying the consolidated financial statements and the Form X-17A-5, Parts II and IIA.

The Company's cash and cash equivalents, as reported in the consolidated financial statements, include approximately $2,156,000, which is invested in money market funds. These are reported as other securities on the Company's Focus Report.

(b) Net Capital Requirement

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Because the Company holds no customer accounts, SEC Rule 15c3-1 requires the Company to maintain minimum net capital of $250,000. At December 31, 2009, the Company had net capital, as defined and as adjusted, of $2,897,805.

(5) Commitments and Contingencies

On February 8, 2008, SFC received a grand jury subpoena issued by the U.S. District Court for the Southern District of New York upon application of the Antitrust Division of the U.S. Department of Justice (DOJ). The subpoena seeks certain information and documents from SFC in connection with DOJ's criminal investigation of the bond industry with respect to possible anti-competitive practices related to awards of guaranteed investment contracts and other products for the investment of proceeds from bond issuances. On March 5, 2008, SFC received a subpoena from the SEC related to a similar investigation. On June 6, 2008 and June 12, 2008, SFC received subpoenas from the New York Attorney General and the Florida Attorney General, respectively, relating to their similar investigations. Each of the subpoenas seeks

information similar to that of the DOJ. Nelnet, Inc., the Company, and SFC are cooperating with these investigations.

SFC was also named as a defendant in a number of substantially identical purported class action lawsuits, which as of June 16, 2008 were consolidated before the U.S. District Court for the Southern District of New York, under the caption *In re Municipal Derivatives Antitrust Litigation*. The consolidated suit (the Suit) alleges several financial institutions and financial service provider defendants engaged in a conspiracy not to compete and to fix prices and rig bids for municipal derivatives (including GICs) sold to issuers of municipal bonds. The Suit also asserts claims for violations of Section 1 of the Sherman Act, fraudulent concealment, unfair competition and violation of the California Cartwright Act. On April 30, 2009, the court granted a motion by several defendants, including SFC, to dismiss the class action complaint, with the plaintiffs granted the opportunity to file an amended complaint to replead claims.

SFC, the Company, Nelnet, Inc., or other subsidiaries of Nelnet, Inc. may receive subpoenas from other regulatory agencies. Due to the preliminary nature of these matters as to SFC, the Company is unable to predict the ultimate outcome of the investigations or the Suit.

KPMG

KPMG LLP
Suite 1501
Two Central Park Plaza
Omaha, NE 68102

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nelnet Capital, L.L.C. and subsidiary:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Nelnet Capital, L.L.C. and subsidiary (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Lincoln, Nebraska
February 24, 2010

NELNET CAPITAL, L.L.C.

Computation of Net Capital

December 31, 2009

Total member's equity (from consolidated statement of financial condition)	$	10,145,431
Deduct member's equity not allowable for net capital		—
Total member's equity qualified for net capital		10,145,431
Deduct nonallowable assets:		
Prepaid expenses, other receivables, and other assets		7,105,671
Furniture and equipment, net		7,740
		7,113,411
Net capital before haircuts on securities positions		3,032,020
Haircuts on securities (computed pursuant to Rule 15c3-1)		134,215
Net capital	$	2,897,805

Computation of Basic Net Capital Requirement

Minimum net capital required (6.67% of aggregate indebtedness)	$	37,134
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Net capital requirement		250,000
Excess net capital		2,647,805
Excess net capital at 1000%		2,842,104

Computation of Aggregate Indebtedness

Total liabilities to be included in computation of aggregate indebtedness	$	557,006
Deduct adjustments based on deposits in Special Reserve Bank accounts (Rule 15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	557,006
Ratio of aggregate indebtedness to net capital		19%

The Company claims exemption under Rule 15c3-3(k)(1).

See accompanying independent auditors' report on internal accounting control required by Securities and Exchange Commission Rule 17a-5.

KPMG

NELNET CAPITAL, L.L.C. AND SUBSIDIARY

TRANSITIONAL ASSESSMENT RECONCILIATION (FORM SIPC-7T)

Agreed-Upon Procedures

February 24, 2010

KPMG

KPMG LLP
Suite 1501
Two Central Park Plaza
Omaha, NE 68102

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nelnet Capital, L.L.C. and Subsidiary:

Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Nelnet Capital, L.L.C. and Subsidiary (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties of report in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (including check requisition and check copies) noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (including general ledger detail, expense invoices, and financial statements) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no application of overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Lincoln, Nebraska
February 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052501 FINRA DEC
NELNET CAPITAL LLC 14*14
PO BOX 82618
LINCOLN NE 68501-2618

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 617

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (49)

_______________ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 568

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 568

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nelnet Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Comp Officer
(Title)

Dated the 1 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,165,370
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,165,370
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,896,547
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	18,366
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	3500
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,918,413
2d. SIPC Net Operating Revenues	$ 246,957
2e. General Assessment @ .0025	$ 617

(to page 1 but not less than $150 minimum)

KPMG

NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Financial Statements and Supplementary Schedule

December 31, 2009 and 2008

(With Independent Auditors' Report Thereon)